Filed Pursuant to Rule 253(g)(2)

File No. 024-11447

SUPPLEMENT NO. 3 DATED AUGUST 31, 2021

to the Offering Circular dated June 11, 2021

(as supplemented by Supplement No. 1 dated June 24, 2021 and

Supplement No. 2 dated July 15, 2021)

CLUBHOUSE MEDIA GROUP, INC.

3651 Lindell Road, D517

Las Vegas, Nevada, 89103

(702) 479-3016

$1,000,000 Minimum Offering Amount (250,000 Shares of Common Stock)

$30,000,000 Maximum Offering Amount (7,500,000 Shares of Common Stock)

EXPLANATORY NOTE

This Offering Circular Supplement No. 3 (“Supplement”) contains information which amends, supplements, or modifies certain information contained in the Offering Circular of Clubhouse Media Group, Inc. (the “Company”) qualified by the Securities and Exchange Commission on June 11, 2021, as previously supplemented by Supplement No. 1 dated June 24, 2021 and Supplement No. 2 dated July 15, 2021 (as supplemented, the “Offering Circular”), relating to the Company’s public offering under Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering a minimum of 250,000 shares of common stock and a maximum of 7,500,000 shares of common stock, par value of $0.001 per share, on a “best efforts” basis, at a public offering price of $4.00 per share. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Offering Circular. This Supplement should be read in conjunction with the Offering Circular, and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular, and may not be delivered without the Offering Circular.

This supplement provides updated disclosures based on the termination of our offering.

TERMINATION OF OUR OFFERING

On August 31, 2021, the Company decided to terminate its Regulation A+ offering. Prior to terminating the Regulation A+ offering, the Company sold 257,625 shares in the offering at $4.00 per share, yielding proceeds of approximately $1,030,500.